Exhibit 5


           NKK Corporation Press Release, dated January 17, 2002


FOR IMMEDIATE RELEASE:


                                                            January 17, 2002


        NKK, National Steel and U.S. Steel Conclude Option Agreement


TOKYO -- NKK Corporation, National Steel Corporation, a majority owned U.S. subsidiary of NKK, and U.S. Steel Corporation have been negotiating regarding the potential acquisition of National Steel by U.S. Steel, and have concluded Option Agreement.

The Option granted to U.S. Steel will be exercised if the certain conditions, such as implementation of the U.S. government's steel industry support policy including support for legacy costs (pension and healthcare cost for retired employees), agreement for a new labor contract with USWA and support from creditors, are satisfied. The Option Agreement can be regarded as a concrete first step toward the significant industry-wide consolidation plan which was announced by U.S. Steel on December 4, 2001.

Following the final conclusion of this agreement, U.S. Steel and National Steel will start concrete preparation toward the consolidation of the two companies, including discussions with their respective stakeholders. If successful, the companies expect to consummate consolidation operations by June 15, 2002.

After completion of consolidation, National Steel will be a 100% owned subsidiary of U.S. Steel. NKK will obtain the right to acquire 5,000,000 shares of common stock of U.S. Steel in exchange for NKK's current investment in and present loan to National Steel. No new investment will be executed by NKK for conclusion of this transaction.

NKK and U.S. Steel have also agreed to enter into discussions for the purpose of developing a business alliance to support Japanese auto manufacturers in North America.

                                   # # #

For further information, please contact:

     Mr. Shinji Okutsu
     Public Relations Dept., NKK Corporation
     Tel: +81-3-3217-2140


REFERENCE:


In the event of the consolidation of National Steel and U.S. Steel, NKK will exchange its 22.1 million shares of National Steel common stock and US$ 100 million loan to National Steel for certain warrant and convertible loan, respectively as described below.


1.  Description of the Warrant

1)  Expiration           : June 15, 2007

2)  Exercise price       : 150% of the average closing price of U.S. Steel
                           common stock during 60 trading days before the issuance of the Warrant.

3)  Warrant share        : 4 million shares of U.S. Steel common stock to be
                           issued upon exercise of the Warrant.


2.  Description of the Convertible Note

1)  Issuer               : U.S. Steel or a wholly owned subsidiary of U.S.
                           Steel set up for the consolidation

2)  Amount               : US$30,000,000

3)  Interest             : None

4)  Term                 : 20 years

5)  Equity conversion    : After the fifth anniversary of issuance, the Note
                           will become convertible into 1 million shares of U.S. Steel common stock.